UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(AMENDMENT NO. 4)
(Rule 14d-1 and Rule 13e-3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NOVATEL INC.

(Name of Subject Company (Issuer))

HEXAGON CANADA ACQUISITION INC.

(as Offeror)

HEXAGON AB

 (as Parent of Offeror)

Novatel Inc.

(as Issuer)

(Names of Filing Persons)

Common Shares	669954109
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Brett Cooper, Esq.	Edwin S. Maynard, Esq.
Orrick, Herrington & Sutcliffe LLP	Ariel J. Deckelbaum, Esq.
405 Howard Street	Paul, Weiss, Rifkind, Wharton & Garrison LLP
San Francisco, CA 94105-2625	1285 Avenue of the Americas
(415) 773-5700	New York, NY 10019-6064
(212) 373-3000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

With a Copy to

Richard A. Shaw, Q.C.	Kenneth G. Ottenbreit, Esq.
Andrew D. Grasby	Stikeman Elliott LLP
McCarthy Tétrault LLP	Tower 56, 14th Floor
Suite 3300, 421-7th Avenue SW	126 East 56th Street
Calgary, Alberta, Canada T2P 4K9	New York, NY 10022
(403) 260-3500	(212) 371-8855

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee*
$463,654,850.00	$14,234.20

*     Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934.  The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307.  The transaction value was determined by multiplying the purchase price of  U.S. $50.00 per share by 9,273,097 shares of common stock, no par value per share, of NovAtel Inc. (“NovAtel”) (including 639,061 shares issuable upon exercise of options and up to a maximum of 1,325 shares that may be issued pursuant to outstanding retired share units) as of October 8, 2007, as represented by NovAtel in the Subscription and Support Agreement, dated as of October 8, 2007, between NovAtel and Hexagon AB (“Hexagon”).

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	14,234.20	Filing Party:	Hexagon Canada Acquisition Inc., Hexagon AB and NovAtel Inc.
Form or Registration No.:	Schedule TO and Schedule 13e-3 (File No. 005-50460)	Date Filed:	October 19, 2007

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☒    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 (this “Amendment”) amends the tender offer statement on Schedule TO and the Rule 13E-3 transaction statement on Schedule 13E-3 under cover of Schedule TO as originally filed with the U.S. Securities and Exchange Commission on October 19, 2007 (the “Schedule TO/13E-3”), as amended on November 1, 2007 (“Amendment No. 1”), November 7, 2007 (“Amendment No. 2”) and November 21, 2007 ("Amendment No. 3") (collectively “Schedule TO/13E-3/A”) by Hexagon Canada Acquisition Inc. (the “Offeror”), a wholly-owned direct subsidiary of Hexagon AB (“Hexagon”), Hexagon and NovAtel Inc. (“NovAtel”). The Schedule TO/13E-3/A was filed with the SEC pursuant to Rule 14d-1 and Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Schedule TO/13E-3/A relates to the offer by the Offeror to purchase all of the outstanding common shares, no par value per share (other than common shares owned by the Offeror or any of its affiliates) of NovAtel, at a price of U.S.$50.00 per Share, without interest, which may be deemed to be a “Rule 13e-3 transaction” pursuant to Rule 13e-3 under the Exchange Act governing “going private” transactions. The terms and conditions of the offer are described in the Amended Offer to Purchase and the related Letter of Transmittal that were filed with Amendment No. 1 as Exhibit (a)(15) and with the Schedule TO/13E-3 as Exhibit (a)(2) thereof, respectively, as amended by Amendment No. 2 and Amendment No. 3.

This Amendment is being filed on behalf of Offeror, Hexagon and NovAtel.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Amended Offer to Purchase.

Item 11. Additional Information

Item 11 of this Schedule TO/13E-3/A is hereby amended and supplemented by adding the following:

The Offer expired at 5:00 p.m., New York, New York time, on Tuesday, November 27, 2007. According to the Depositary for the Offer, as of such time a total of 8,647,240 Shares were tendered pursuant to the Offer and not validly withdrawn (including 306,716 Shares delivered pursuant to the guaranteed delivery procedures), which represent approximately 93.3% of all outstanding Shares (excluding the Placement Shares already owned by the Offeror). The Offeror has accepted and will promptly pay for all Shares tendered.

On November 28, 2007, each of Hexagon and NovAtel issued a press release announcing the results of the Offer and the Offeror’s intention to acquire all of the remaining outstanding Shares by means of a compulsory acquisition in accordance with Canadian law without action by any other Shareholder. The remaining shares will be acquired in the compulsory acquisition on the same terms as the shares acquired under the tender offer. Following the compulsory acquisition, NovAtel will become a wholly-owned subsidiary of Hexagon.

The full text of the press releases issued by Hexagon and NovAtel on November 28, 2007 is filed as Exhibits (a)(18) and
(a)(19) to this Amendment and is incorporated herein by reference.

Item 12. Exhibits and Item 13. Information Required by Schedule 13E-3 (Item 16. Exhibits):

Item 12, “Exhibits” and Item 13, “Information Required under Schedule 13E-3” (Item 16. Exhibits) of the Schedule TO/13E-3/A is amended and supplemented by adding the following to the Exhibit Index:

Exhibit No.	Description
(a)(18)	Press release issued by Hexagon, dated November 28, 2007.
(a)(19)	Press release issued by NovAtel, dated November 28, 2007.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of November 28, 2007 that the information set forth in this statement is true, complete and correct.

HEXAGON CANADA ACQUISITION INC.

By:

/s/ Frederick W. London
Name: Frederick W. London
Title: Vice President & Secretary

HEXAGON AB

By:

/s/ Frederick W. London
Name: Frederick W. London
Title: General Counsel & Attorney-in-Fact

NOVATEL INC.

By:

/s/ Jonathan W. Ladd
Name: Jonathan W. Ladd
Title: President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)†	Offer to Purchase For Cash, dated October 19, 2007.

(a)(2)†	Letter of Transmittal.

(a)(3)†	Notice of Guaranteed Delivery.

(a)(4)†	Directors’ Circular, dated October 19, 2007.

(a)(5)†	Press release by Hexagon, dated October 19, 2007, announcing the commencement of the Offer.

(a)(6)*	Press release relating to Hexagon proposed acquisition of NovAtel, announced by Hexagon on October 8, 2007.

(a)(7)*	Powerpoint presentation that accompanied a conference call with Hexagon’s Chief Executive Officer and President, Ola Rollén, to discuss Hexagon’s proposed acquisition of NovAtel.

(a)(8)*	Transcript of a conference call with Hexagon’s Chief Executive Officer and President, Ola Rollén, to discuss Hexagon’s proposed acquisition of NovAtel.

(a)(9)**	Press release relating to Hexagon proposed acquisition of NovAtel, announced by NovAtel on October 8, 2007.

(a)(10)**	Email communication to the employees of NovAtel regarding the proposed acquisition by Hexagon.

(a)(11)**	Transcript of October 8, 2007 conference call regarding Hexagon’s proposed acquisition of NovAtel.

(a)(12)***	Letter to Shareholders of NovAtel, dated October 19, 2007.

(a)(13)†	Request for Taxpayer Identification Number and Certification on Form W-9 (including guidelines).

(a)(14)†	Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN (including guidelines).

(a)(15)††	Amended Offer to Purchase For Cash, dated November 1, 2007.

(a)(16)††	Amended Director's Circular, dated November 1, 2007.

(a)(17)†††	Press release issued by NovAtel, dated November 21, 2007.

(a)(18)	Press release issued by the Hexagon, dated November 28, 2007.

(a)(19)	Press release issued by NovAtel, dated November 28, 2007.

(c)†	Savvian - Presentation to the Special Committee of the Board of Directors, dated October 7, 2007.

(d)(1)†	Subscription and Support Agreement, dated October 8, 2007, by and between Hexagon and NovAtel.

(d)(2)†	4% Senior Unsecured Convertible Debenture Issued by NovAtel in favor of Hexagon, dated as of October 17, 2007.

(d)(3)†	Assignment, Assumption and Novation Agreement, by and among Hexagon, Offeror and NovAtel, dated as of October 18, 2007.

(d)(4)†	Strategic Cooperation Agreement, by and among Leica Geosystems A.G., NovAtel,

CMC Electronics Inc. and Oncap L.P., dated as of April 5, 2003 (previously filed with the SEC as Exhibit 10.14 to NovAtel’s Annual Report on Form 20-F on May 27, 2004 (File No. 000-29004)).

(f)†	Shareholders’ rights under compulsory acquisition - Section 206 and 206.1 of Part XVII of the Canadian Business Corporation Act.

(i)†	Power of Attorney.

†	Previously filed with the SEC as an Exhibit to the Offeror, Hexagon's and NovAtel's Schedule TO/13E-3 on October 19, 2007.

††	Previously filed with the SEC as an Exhibit to the Offeror's, Hexagon's and NovAtel's Schedule TO/13E-3/A on November 7, 2007.

†††	Previously filed with the SEC as an Exhibit to the Offeror's, Hexagon's and NovAtel's Schedule TO/13E-3/A on November 21, 2007.

*	Previously filed with the SEC as an Exhibit to Hexagon’s Schedule TO-C on October 9, 2007 (File No. 005-50460).

**	Previously filed with the SEC as an Exhibit to NovAtel’s Schedule 14D-9 on October 9, 2007 (File No. 005-50460).

***	Previously filed with the SEC as an Exhibit to NovAtel’s Schedule 14D-9 on October 19, 2007 (File No. 005-50460).